

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

July 23, 2008

<u>via U.S. mail</u>

Mr. Shulin Liu
Chief Executive Officer
Yanglin Soybean, Inc.
99 Fan Rong Street, Jixian County, Heilongjiang 155900
People's Republic of China

> **Re:** **Yanglin Soybean, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 10, 2008**
> **File No. 333-150822**
>
> **Annual Report on Form 10-K**
> **for the fiscal year ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 0-52127**

Dear Mr. Liu:

We have reviewed your response letter and the amended filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form S-1

General

1.      It appears that the marked copy of the registration statement that you provided, including the version provided on EDGAR, does not mark all changes to your filing.  For example, new disclosure set forth at pages 73 through 75 of your amendment is not marked.  Please file on EDGAR as correspondence a new marked copy that marks all changes reflected in Amendment No. 1.  In addition, please ensure that you file a properly marked version of your next amendment.

2.      We note that Section 2.10 of the Financial Consulting Agreement with Mass Harmony Asset Management Limited ("Mass Harmony") required Mass Harmony to accompany Heilongjiang Yanglin Soybean Group Co. Ltd. ("Yanglin") to the United States for a road show.  We also note your disclosure at page 92 of your filing that you relied on Section 4(2) of the Securities Act in connection with your private placement of your Series A Convertible Preferred Stock.  Please advise us whether Mass Harmony marketed your securities at road shows.  We may have further comments.

Prospectus Summary, page 1

Our Company, page 1

3.      We note your response to our prior comment 8.  Please provide an English translation of the full article that you provided in support of your statement that Yanglin is one of the largest and most integrated non state-owned enterprises engaged in manufacturing non-genetically modified soybean-based products in the People's Republic of China.  The excerpt provided in English does not appear to fully support your statement.

Risk Factors, page 5

Cautionary Statement Regarding Future Results, Forward-Looking Information and Certain Important Factors, page 5

4.      We note your disclosure that the risk factors provided in your filing may not include all important factors that could cause your future results to differ materially from historical results or trends, results anticipated or planned by you, or results that are reflected from time to time in any forward-looking statements.  Please ensure that you have disclosed in your filing the most significant factors that make the offering speculative or risky.  See Item 503(c) of Regulation S-K.

Selected Consolidated Financial Data, page 20

5.      We note in response to prior comment 47 you revised your statements of
        operations and now present a line item titled "Income from Operations."
        However, we note you continue to describe this line within your Selected
        Financial Data and Management's Discussion and Analysis as "Income from
        Continuing Operations."  Please revise your document to consistently describe
        this line item as Income from Operations.

Management's Discussion and Analysis of Financial Condition and Results of Operation,
page 21

Major Performance Factors, page 22

6.      We note your response to our prior comment 22, and reissue such comment with
        respect to independent support that you have higher operating efficiency and
        better control over cost than your major rivalry.

Quantitative and Qualitative Disclosures About Market Risk, page 49

Commodity Price Risk, page 50

7.      Please clarify what you mean when you state that you have not been exposed nor
        do you anticipate being exposed to material risks due to commodity price risk.
        Other disclosures you have provided suggest you are exposed to commodity price
        risk.  For example, on page 6 you explain that soybean prices fluctuate greatly
        and that you are exposed to market risks because you have no long-term supply
        contracts.

Business, page 50

8.      We note your response to our prior comment 27 and reissue such comment with
        respect to support for your disclosure that the increased consumption of soybean
        oil in the People's Republic of China and India, along with the increased
        consumption of palm oil, is to account for the bulk of the growth in global
        consumption of oils and fats.  The article you provide appears to reference only an
        increase in consumption of palm oil.

9.      We note your response to our prior comment 28 and reissue such comment.  The
        web links provided at pages 52 and 54 in support of statements that you make in
        your filing do not provide information that is in English.

10.     We note your response to our prior comment 29.  The supplemental materials

provided do not appear to relate specifically to soybean products.  Please advise or revise your filing, as appropriate.

Management, page 67

11.     We note your response to our prior comment 34 and reissue such comment with respect to the biography of Mr. Xu.

Executive Compensation, page 69

12.     We note your response to our prior comment 36.  Please ensure that your Compensation Discussion & Analysis discloses all material information regarding how you determine the amount of compensation to pay to your named executive officers.  Such disclosure should include, if material, information regarding whether you engaged in any benchmarking of compensation.  If you engaged in such benchmarking, please identify the benchmark and, if applicable, its components (including an identification of component companies).  See Item 402(b)(2)(xiv) of Regulation S-K.  We refer you also to Question 118.05 of the Staff's Regulation S-K Compliance and Disclosure Interpretations, available at: http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Certain Relationships and Related Transactions, page 72

13.     We note you have revised your document to provide detailed disclosures of related party transactions.  Please consider whether these related party transactions are applicable and material to your financial statements, and if so, please include in the notes to your financial statements the disclosures required by SFAS 57.

14.     We note your response to our prior comment 38.  Please clarify in this section that the "two shareholders holding in the aggregate 100% of Yanglin's equity interests" are your chief executive officer and his wife.

15.     Please provide disclosure that clearly specifies the relationship that your CEO and any other executive officers or directors have in each of Faith Winner Investments Limited, Faith Winner (Jixian) Agriculture Development Company and Heilongjiang Yanglin Soybean Group Co. Ltd.  In this regard, we note disclosure in the notes to the beneficial ownership table that indicates that Shulin Liu and his wife also own interests in Faith Winner Investments Limited.  Their share ownership and interest in Faith Winner Investments Ltd. is not clearly disclosed in the related party discussion on page 73.  Please revise your disclosure accordingly.

16.    We note your response to our prior comment 40 and reissue such comment.

Loan Agreement, page 75

17.    We note your disclosure regarding the loan agreement between Faith Winner (Jixian) Agriculture Development Company and Yanglin.  Given your chief executive officer's ownership interest in Yanglin, please provide the information required by Item 404(a) of Regulation S-K with respect to such agreement, including the information required by Item 404(a)(5).  Please disclose whether the loan bears interest, and if so, at what rate.

Security Ownership of Certain Beneficial Owners and Management, page 75

18.    We note your response to our prior comment 5, and your disclosure that the table sets forth information as of July 9, 2008.  Please advise why you have calculated the percentage of stock owned, as set forth in the notes to the beneficial ownership table, using beneficial ownership and shares outstanding as of October 3, 2007.  In addition, please update the information set forth in footnote 8 to the table.

19.    We note the list of entities and their respective ownership interests in the company as disclosed in the table.  Please revise to clarify how you determined the beneficial ownership of your Series A and Series B Convertible Preferred Stock.  Such disclosure should be tailored to the conversion rights of each such class of convertible preferred stock.  In addition, please disclose how you determined the number of shares of common stock beneficially owned by each party listed in the table.

Selling Stockholders, page 79

Registration Rights Agreement, page 83

20.    We note your response to our prior comment 41.  Please disclose the material terms of your Series J registration rights agreement.

21.    We note your response to our prior comment 42.  With respect to the disclosure at pages 83 through 84 regarding your registration rights agreement, please clarify whether the relevant deadlines have passed, and if so, whether you have been required to pay damages.  In addition, please disclose the amount of any such damages that you have been required to pay.

Financial Statements

General

22.     We note you have restated your statements of stockholders equity on page F-8,
        and the corresponding account balances of stockholders equity on your balance
        sheets on page F-6 in response to prior comment 48.  However, you have not
        revised the corresponding information in your interim financial statements on
        page F-36.  Please make the necessary adjustments.  Please also denote all
        columns or rows of the financial statements that have been restated and provide
        the disclosures outlined in paragraph 26 of SFAS 154.

        Finally, please advise your auditors of the guidance in AU §§ 530.05 and 420.12,
        pertaining to the audit report date and explanatory language that may be necessary
        to reference this restatement.

Consolidated Statements of Stockholders' Equity, page F-8

23.     In your response to our prior comment 48 you state that you have amended you
        statements of stockholders' equity to adjust the historical stockholders equity of
        Faith Winner Investments Limited, to reflect the reverse merger recapitalization
        transaction on a retroactive basis.  As previously explained, the share activity of
        the accounting acquirer should be recast using an exchange ratio of the shares
        issued by the legal acquirer in the reverse merger over the shares of the
        accounting acquirer that were outstanding immediately prior to the exchange,
        similar to a stock split.  After recasting, all share activity immediately before the
        reverse merger recapitalization transaction should sum to equal the number of
        shares issued by the accounting target, Yanglin Soybean Inc.  It is our
        understanding that Yanglin Soybean Inc. issued 18,500,000 shares in exchange
        for all the shares of Faith Winner Investments Limited; therefore, it is unclear
        why you present 18,503,435 shares outstanding immediately prior to the share
        exchange transaction, as this figure exceeds the number of shares issued by the
        legal acquirer.

        In addition, when presenting the entry to record the reverse merger
        recapitalization, you should report in the equity statement on the line item
        including the shares of Yanglin Soybean Inc. that were outstanding immediately
        before the exchange transaction, the fair value of the acquired net assets of
        Yanglin Soybean Inc. as an adjustment to additional paid in capital.  It appears
        you have valued Yanglin Soybean Inc.'s shares using its accumulated deficit
        balance with an offset to retained earnings, which is not consistent with this
        guidance.  Please consider the additional guidance we have provided above and
        revise your statements of stockholders' equity accordingly.

24.     We note in the latest amendment to your registration statement you have revised the foreign currency adjustment reflected in your Accumulated Other Comprehensive Income for the year ended December 31, 2007.  Please explain why this adjustment was necessary, and why you have not identified this change in your financial statements by providing the applicable disclosures outlined in SFAS 154.

Note 1 – Organization and Principal Activities, page F-10

25.     As requested in our prior comment 49, please disclose the date Faith Winner (Jixian) Agriculture Development Company entered into the agreements with Heilongjiang Yanglin Soybean Group Co. Ltd.

26.     We note your response to prior comment 50, indicating that while there is presently no requirement for your subsidiary Faith Winner (Jixian) Agriculture Development Co., Ltd. to absorb a majority of the losses of Heilongjiang Yanglin Soybean Group Co. Ltd., when your variable interests are aggregated with those held by the shareholders of this VIE, such exposure does exist and you have consolidated for this reason.

        We understand that you are aggregating such interests in making your consolidation determination pursuant to the guidance in paragraph 16(d) of FIN 46(R), whereas you have characterized the shareholders of the VIE as de-facto agents of yours.  Tell us whether you believe it is necessary to establish the de-facto agency relationship as a basis for your conclusion, or whether it would be sufficient to aggregate those interests as related parties, using the definitional guidance in SFAS 57. Since your conclusion is based on aggregation, it appears you would need to make an assessment under paragraph 17 of FIN 46(R) to determine which of the related parties are most closely associated with the variable interest entity.  Please explain your rationale with this guidance in mind.

        Finally, please explain why you have not presented in your financial statements the minority interest associated with the shareholders equity interest in the VIE, which is incremental to your economic interest and subject to the purchase option.

Note 13 – Preferred Stock and Warrants, page F-25

27.     In your response to prior comment 53 you state that you are not accreting the discount resulting from the allocation of the proceeds to the beneficial conversion feature because the Series A preferred shares were not redeemable at issuance and the redemption of these shares is contingent upon certain events which have not yet occurred.

However, it is our understanding that these preferred shares were convertible at the date of issuance, and that although there are circumstances under which redemption may occur, there is no stated redemption date.

The guidance in paragraph 8 of EITF 98-5 requires accretion of a beneficial conversion feature from the date of issuance to the earliest conversion date, a position reaffirmed in paragraph 20 of EITF 00-27 for arrangements having no stated redemption date. Please explain why you believe this guidance does not apply in you.

28. Tell us how your presentation of preferred shares in your balance sheet is consistent with the guidance in SFAS 150 and FRC §211, if that is your view.

Exhibits and Financial Statement Schedules

29. We have observed that some companies with operations in China have restrictions on the distributions of funds outside the county. Please evaluate the extent to which your assets in China are restricted and read the guidance concerning the possible need to present separate financial statements of the parent only entity under Rule 5-04 of Regulation S-X. These financial statements are generally required when restricted assets of the consolidated subsidiaries are greater than 25% of the total consolidated assets as of the end of the most recent fiscal year. Further clarification is available in FRC §213.02. Please advise us of your conclusions and rationale.

Exhibits, page 92

30. Please indicate in your exhibit index which exhibits were previously filed, such as the legal opinion that was previously filed as Exhibit 5.1.

31. Please revise your description of Exhibit 10.15 to indicate that it is the English translation of exhibit 10.3.

Exhibit 23

32. Please submit an updated letter from your auditor consenting to the inclusion of their report in the next amendment to the registration statement.

Further, we note you have included the report issued by your auditor related to their review of your interim financial statements on page F-32. Please submit as Exhibit 15 a letter from your auditor consenting to the inclusion of this review report in the registration statement to comply with Item 601(b)(15) of Regulation

S-K.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

33. Certain comments written on your registration statement also pertain to the accounting and disclosures in your Form 10-K for the fiscal year ended December 31, 2007, and may apply to your subsequent interim reports. Please make corresponding changes to your periodic reports, as necessary to address material issues. If you believe an amendment is required, please contact us in advance to make appropriate arrangements.

***

Closing Comments

As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller, Accounting Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.  Please contact Laura Nicholson at (202) 551-3584 or, in her absence, Mellissa Campbell Duru at (202) 551-3757 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc:     J. Gallagher
        K. Hiller
        M. Duru
        L. Nicholson

        via facsimile

        Jiannan Zhang, Esq.
        86 (10) 6599 7300